CryoLife

Code of

Conduct

ETHICAL DECISION MAKING

The CryoLife Code of Conduct (the “Code”) is a summary of the principles and standards of business conduct expected of all employees wherever you operate, providing you with practical guidance on how to deal with important ethical issues to ensure integrity in our daily business activities.

All of our officers, directors and employees must conduct themselves accordingly and seek to avoid the appearance of improper behavior. The Code may also be provided to and followed by the Company’s other agents and representatives, including consultants.

If the Code conflicts with applicable laws, rules or regulations, you must comply with such laws, rules or regulations. It is important that you know both the local rules and the Code. Where local laws or local industry codes are stricter than this Code, you must comply with the stricter regulation, absent approval from the Chief Compliance Officer. If you are concerned about such conflicts, you should ask CryoLife’s Chief Compliance Officer how to handle the situation before proceeding.

This Code sets the standard that every employee and consultant is expected to meet regardless of location or position. It is also intended to provide general guidance on situations that may arise in your day-to-day activities on behalf of CryoLife. This Code also tells you where you can find more detailed information on any of the topics covered and who you can contact for help in resolving problems.

While our Code discusses many areas of potential ethical or legal misconduct, it cannot, and does not try to, address every situation that may occur in our workplace. You must therefore familiarize yourself with and follow the policies, procedures and laws that apply to your particular job. If you ever have questions about this Code, please contact the Chief Compliance Officer.

If you do not comply with the provisions of this Code and other CryoLife policies and procedures, you could be disciplined or fired. You could also face criminal penalties and civil liabilities for violating the standards outlined in this Code.

We strongly encourage all employees and consultants to notify their manager or the Chief Compliance Officer if they are aware of any violation of this Code, CryoLife policy or legal requirement. You can submit your concern anonymously to ___________. CryoLife will investigate reported concerns impartially and will not permit any retaliation against you for reporting suspected violations in good faith.

We expect employees to follow this Code in letter and in spirit. If you have questions concerning the proper course of action, please consult your immediate supervisor, the Human Resources department, or the Chief Compliance Officer for direction.

 We expect our leaders to lead by example and reinforce the principles of our Code throughout all levels of our workforce.

My Personal Responsibilities

In Ethical Decision Making

All CryoLife employees are accountable and responsible for fully understanding and complying with this Code, as well as all laws, regulations, and all other CryoLife policies and guidelines that are related to their jobs.

All Employees Must:

•

Read, understand and comply with this Code, as well as have a general awareness of relevant laws, regulations and all other Company policies and guidelines. CryoLife will provide training, guidance and access to those laws, regulations and policies that are applicable to your particular job.

•	Participate in required training and educational programs/events.
•	Obtain guidance for resolving a business practice or compliance concern if you are uncertain about how to proceed in a particular situation.
•	Recognize and report possible violations of this Code, CryoLife policy, or applicable laws and regulatory requirements.
•	Cooperate fully in any investigation.
•	Make a commitment to conduct yourself with integrity, including ethical handling of actual or apparent conflicts of interest between personal and professional relationships.
•	Provide full, fair, accurate, timely and understandable disclosure in Company reports and documents including those filed with or submitted to the Securities and Exchange Commission.
•	Act with integrity.

My Personal Responsibilities

In Ethical Decision Making

CryoLife Supervisors and Managers:

Each leader at CryoLife has the increased responsibility of leading by example and serving as a role model. We rely on our leaders to reinforce the principles of our Code and Core Values throughout all levels of our workforce.

We expect our leaders to serve as positive role models and to inspire others to embrace our Code by:

•	Praising integrity
•	Encouraging and respecting ethical decision-making
•	Creating a work environment where employees and consultants feel comfortable raising questions or concerns
•	Preventing retaliation against those who speak up
•	Helping employees resolve any questions or concerns and/or escalating issues when they arise

Each Senior Financial Professional Must Also:

Our Senior Financial Professionals and those responsible for our financial reporting face additional responsibilities and are required to sign the Code of Ethics for Senior Financial Officers which imposes strict obligations on them to take careful steps to assure that the Company properly tracks and reports our financial performance.

Link to Code of Conduct for Senior Financial Professionals

Speaking Up

& Reporting Concerns

You are obligated to report situations that may involve violations of this Code, policies and procedures, or applicable laws, and failure to do so is itself a breach of our Code.

Channels Available for Seeking Guidance in Reporting:

Your immediate supervisor: Your managers are excellent resources for guidance on concerns related to job-specific duties, co-worker conflict, discipline disputes, promotion or transfer opportunities and work environment issues.

Chief Compliance Officer or Human Resources department:  These individuals have expert knowledge of federal and international standards of conduct as they relate to business finance, law and ethics.

Ethics and Compliance Hotline: The confidential third-party hotline is available 24 hours a day/7 days a week for reports of suspicious compliance violations. Your phone call or online submission will be anonymous and a reference number is issued. Providing the reference number allows you to check on the status of the case. Outside the U.S., the hotline may be restricted to receiving only specific types of reports, as there may be different legal requirements.

Speaking Up

& Reporting Concerns

Discipline & Zero Tolerance for Retaliation

It is the responsibility of every employee who becomes aware of or has reason to suspect activity that is illegal or potentially illegal to report such activity to the Company, including but not limited to, any materials related to the Company’s financial statements or compliance with SEC laws or regulations, and accounting or auditing matters. Failure to make such a report is a violation of the Code and employees may be subject to disciplinary action up to and including termination or disaffiliation with the Company, and/or possible civil or criminal liability/prosecution for failing to timely report such matters.

CryoLife will not tolerate any form of retaliation against you for any report you making in good faith under this Code. Reporting in good faith means that you share full and accurate information, which you believe to be true, about the situation. Any person who, on behalf of the Company, commits or condones any form of retaliation will be subject to disciplinary action up to, and including termination, consistent with local law.

Link to Reporting Procedures

Compliance Hotline

Easy-to-use Confidential Reporting Hotline

Q: I’m concerned about reporting a suspected violation. What if I am wrong and it gets me in trouble, or hurts someone’s reputation?

A: We prohibit retaliation against employees who make reports made in good faith, even if their reports turn out to be unsubstantiated.  We are committed to conducting investigations in a prompt, objective, and fair manner. We will keep investigations confidential, to the extent we can and as appropriate. Allegations made maliciously in bad faith may be subject to disciplinary action.

Q: Michelle works in Accounting. Her manager asked her to perform a task that Michelle knows violates our Code. When she expressed her concerns to her manager, her manager told her that he doesn’t care what the Code says and that he will take full responsibility if there is any trouble. Michelle is afraid that he’ll retaliate against her if she reports the matter. What should she do?

A: Michelle should report the situation right away to the Chief Compliance Officer, the Human Resources department or the Compliance Hotline. If she follows her manager’s instructions and violates our Code, they will both be in violation of our Code. CryoLife will protect Michelle from any retaliation that results from her good faith report.

Q: What happens when I call the Compliance Hotline?

A: The Compliance Hotline is a third-party service that accepts calls 24-hours a day. A Compliance Hotline representative will record the information or report you wish to provide, and route it to the appropriate Company contact for investigation. You have the option to provide information anonymously. We encourage you to be as factual and objective as possible when reporting your observations.

Q: During a department presentation I asked a question. I felt the response I received was abusive and I felt humiliated. Several other people in the room started to laugh. Is this okay?

A: CryoLife encourages open communication, differing opinions on issues and healthy debate when decisions are being made. However, when we disagree, it must be done professionally and respectfully. Talk to the individual who made you uncomfortable, or contact your manager or someone in Human Resources.

Q: My co-worker circulated an email that was offensive to me. What should I do?

A: First, ask the co-worker to stop sending you these types of emails. If you are not comfortable speaking directly with the co-worker or the co-worker does not stop sending these types of emails, you should contact your immediate supervisor, a member of the Human Resources department or the Chief Compliance Officer.

Our Commitment

To Fellow Employees

Our greatest strength is our employees. We treat all of our colleagues fairly, honestly and with respect, and we must encourage each other as we work toward common goals and set a higher standard.

Personal Conduct

We respect and promote the diversity of our workforce

We do not make employment-related decisions based on a person’s race, color, religion, sex, sexual orientation, gender identity, national origin, disability, protected veteran status, or any other basis protected by law.

We behave professionally

What we do and how we are perceived reflects the professional image of the Company. Behaving and dressing in a professional manner is just one of the ways we demonstrate respect for those we work with and serve. Carefully consider safety and cultural expectations and norms for professional dress.

We have zero tolerance for harassment

Harassment, whether sexual or non-sexual in nature, of or by any employee, contractor, supplier or customer, while on Company property will not be tolerated in any form. While standards and definitions of harassment may vary from country to country, harassment comes in many forms and constitutes any unwelcome behavior that has the purpose or effect of creating an intimidating, offensive or hostile work environment. If you experience or suspect harassment, report the situation immediately to your supervisor or any member of management, Human Resources, or the Chief Compliance Officer.

Workplace Health and Safety

We conduct our operations with the highest regard for the health and safety of our employees, customers and the general public. Each employee is responsible for maintaining a safe workplace. Therefore, each employee must comply with applicable health and safety rules as well as the rules and regulations legally required. To achieve this goal, we cooperate with and support appropriate accident protection efforts.

Alcohol & Drugs

We may never work or attend work related events while under the influence of alcohol, illegal drugs, misused prescription drugs or controlled substances. The Company prohibits the illegal use, possession, sale, manufacture or distribution, of illegal drugs, alcohol, or other controlled substances on its property. The Company reserves the right to perform random drug testing and/or alcohol screening.

Our Company makes an exception for minimum alcohol usage at specific Company events where alcohol is served, subject to applicable local law.

Injury & Illness

Incidents, even if they do not result in injury, are to be reported for evaluation and tracking. By assessing and addressing any incident, potential lost time injuries and serious system failures can be averted. It is imperative that you notify your supervisor immediately for exposure injuries and within 24 hours for all other injuries that an accident has occurred.  Employees may be asked to submit to a drug or alcohol screen after an OSHA recordable accident.

Our Commitment

To Fellow Employees (con’t)

Workplace Violence

Violence or threats of violence, either implied or direct, of any kind by an employee, client, vendor, or any other person are strictly prohibited at the workplace. Such conduct will not be tolerated and will result in prompt and remedial action, up to and including termination. All employees are urged to come forward in the event that they become aware of any type of potential or actual threat or violence or in any situation in which they observe or learn of any threat or violence at the workplace. An immediate investigation will occur when any such report is made. Retaliation against a person who makes a complaint regarding violent behavior or threats of violence is also prohibited. In addition, weapons of any kind are not allowed in the workplace.

Gifts

As a general rule, giving and accepting gifts or entertainment from competitors, customers, suppliers or potential suppliers is not acceptable, (unless the gift is consumable or is valued at $50.00 or less), as such activities could be percevied by others to improperly influence business decisions. Interactions with competitors, customers, vendors (including our auditors), suppliers, or potential suppliers should have the primary focus of business topics. For these reasons, all gifts (other than consumables or gifts valued at less than $50.00) or you intend to give to, or have received from, any of the persons identified above need to be reported to the Chief Compliance Officer to ensure compliance with this Code and applicable laws.

Gifts to government officials and employees and gifts to healthcare providers are a subject of special concern and are discussed in more detail below.

Occassionally, there may be times when refusing a non-comsumable  gift or a gift valued at more than $50.00 would be impracticable or embarrassing. In these rare instances, accept the gift on behalf of CryoLife and then, as soon as reasonably possible, notify and the turn the gift over to the Chief Compliance Officer, who will determine how best to handle it.

*The section above does not apply to gifts between fellow CryoLife employees

Q: I have a business I run outside the Company, can I use the Company’s computers and internet to run this business?

A: No. You cannot use any Company resources to run a personal business.

Q: I was working late last night at the office. When I went to use the photocopier I found a small stack of records in the sorter. I noticed that the copies contained payroll information for our department. There is a lot of personal information on these forms. I don’t want to get anybody in trouble, but I don’t think it is right that this kind of information is out there for all to see. What should I do?

A: You should turn the papers into Human Resources immediately and by confidential means. You should also report your discovery and your actions to your supervisor. Protecting confidentiality and privacy is the personal responsibility of each employee.

Q: While working, Antonio notices that a part on the forklift he is using is broken. The machine still seems to be running properly. Antonio isn’t sure whether anyone else is aware of the broken part. What should he do?

A: Antonio should report the situation to his manager immediately, even if he believes someone else may have already raised a concern and the forklift seems to be working properly. We must always follow safe working procedures to prevent the occurrence of any accidents.

Q: I suspect that my co-worker is abusing prescription drugs. Since this is not an illegal substance, should I tell someone?

A: Abuse of legally prescribed drugs can be as dangerous as abuse of illegal substances. Talk to your co-worker if you are comfortable doing so. Otherwise, share your concerns with your manager, Human Resources or report your concern to the Compliance Hotline.

Q: What should I do if there is an accident at work in which no one is injured?

A: You must report all accidents, no matter how small, so that potentially dangerous conditions are identified and corrected before serious injuries occur. This permits the Company to maintain a high safety level for its employees.

Q: John is attending an after-hours, CryoLife sponsored event at which alcohol will be served. May he drink a beer while there?

A: Assuming John is over the legal age for consumption of alcohol in the event location, he may consume alcohol at Company sponsored events or meetings where alcohol is made available, so long as he drinks in moderation. He should not be allowed to operate a vehicle or machinery while impaired.

Our Commitment

To Fellow Employees (con’t)

Use of Company Computers and Networks

The high-speed global communications available through the internet have and continue to change the ways companies do business. However, these technological advances also present risks. As needed, the Company monitors computer use by employees, including internet use and, in certain cases, email use.

•	Log off your workstation and never share your passwords
•

Do not install, share or copy software programs or perform any other acts that would violate a vendor’s software license agreement or organizational policies. Report information security weaknesses and suspected or actual instances of computer and information theft or abuse to the IT help desk.

•

Use Company equipment, including computers and email, for business purposes during working time.  Any personal use of Company equipment must occur during non-working time, and should be in compliance with local law.

•	Treat mobile devices and portable storage devices as Company property. If an employee uses his or her personal mobile device for business use, all Company data remains the property of CryoLife.
•	Protect the Company’s assets and ensure their efficient use. Theft, damage, carelessness, and waste have a direct impact on the Company’s profitability.

Our Commitment

To Fellow Employees (con’t)

Use of Social Media

“Social Media” includes any digital communication channels that allow individuals to create and share content and post comments.

Employees must comply with all Company policies in their use of social media. Company policies apply to communications related to job responsibilities and to personal communications that may impact the Company.

Employees should not be discourteous or disrespectful to a customer or any member of the public while in the course and scope of Company business. Employees should be mindful of the content created, shared and posted, remembering that the internet is a public place. Do not disclose Company confidential information including financial data or other non-public proprietary Company information. Do not share confidential information regarding our business partners, vendors or customers. Always use good judgment when engaging in social media.

The Company’s full policy related to employee online activity is available [here].

Our Commitment

To Fellow Employees (con’t)

Employee Travel & Expense

Employees may be reimbursed for ordinary, reasonable and necessary travel expenses when directly connected with or pertaining to the transaction of Company business.

Employees are expected to exercise prudent business judgment regarding expenses covered by the policy. Employees submitting expenses that are not in compliance with this policy risk delayed, partial or forfeited reimbursement. Cases of significant abuse may result in disciplinary action, up to and including termination. For details regarding transportation, lodging, meals, and entertainment, and other reimbursable expenses, please refer to the Travel policy. Questions or further information regarding this program should be addressed to the appropriate head of Finance.

Link to CryoLife Travel Policy

Our Commitment

To Fellow Employees (con’t)

Engaging in Government and Political Activities

CryoLife is committed to citizenship and community involvement. Employees are free to contribute their time and support to candidates, parties and civic organizations. However, an employee’s individual involvement must be totally voluntary, on the employee’s own time and at the employee’s own expense.

Our Company will only make political contributions as permitted by law and only when approved in advance by the Chief Compliance Officer.  As such, CryoLife will not directly or indirectly reimburse employees, officers, or directors for contributions to political parties, leaders, or candidates.

Importantly, CryoLife is not permitted to make political contributions in Great Britain, France or Belgium.

OUR COMMITMENT

TO OUR CUSTOMERS AND SUPPLIERS

We work to maintain CryoLife’s reputation for integrity and dealing fairly with our customers and our suppliers.

Purchasing Practices

The selection of suppliers will be made on the basis of the total value they will provide to the Company. This includes suppliers complying with applicable laws and regulations related to labor, health and safety, and the environment. Suppliers who are also Company customers will receive no advantage in Company purchasing decisions. Purchases and sales should be viewed independently and analyzed solely on the basis of their impact on the Company’s business.

Product Quality

Our customers choose CryoLife because we provide a consistently superior product and service. Ensuring that our products and services are of the highest quality is critical to our success. We must each be aware of and follow our own quality policies and procedures and Food and Drug Administration standards, as well as the standards of governmental or competent authorities in other countries, that protect the quality of our products and services. In addition, we expect our suppliers to assure the quality and safety of the materials and services they provide to CryoLife.

Link to Quality Policy

OUR COMMITMENT

TO OUR CUSTOMERS AND SUPPLIERS

Advertising & Product Promotion

All of our products and services must be distributed solely on the basis of legal factors, such as price, quality and service. Our policy is that all promotional materials and communications pertaining to our Company and its products and services will be compliant with legal and regulatory standards.

Our advertising should always be truthful, and specific claims must be fair and substantiated. No employee should engage in either deceptive advertising or questionable promotional activities.

•

We strictly prohibit the promotion of CryoLife products or services for use other than for those indications cleared or approved by the FDA or relevant government or competent authority for that country.

•	We have a document review process to ensure customer-facing documents are evaluated to minimize the risk of inaccurate information.

Protecting Private Information

In the United States, the Health Insurance Portability and Accountability Act of 1996, as amended by the 2009 Health Information Technology for Economic and Clinical Health Act (HITECH), and the related regulations (collectively HIPAA) establish standards in the U.S. for the privacy and security of individually identifiable health information. CryoLife complies with applicable privacy and data protection laws, regulations, and treaties in order to protect personal information that the Company collects from or maintains about customers, patients, employees or others.

Intellectual Property and Confidential Information

Confidential information is information that is not generally known or readily available to others but of value to the Company or its competitors. Confidential information includes financial or technical data, plans for acquisitions or divestitures, new products, marketing strategies, major contracts, business plans, and significant corporate developments.

CryoLife invests substantial resources in developing proprietary intellectual property and confidential information. CryoLife protects its intellectual property by seeking patent or trademark protection, as well as maintaining the confidentiality of our trade secrets. Accordingly, we respect the intellectual property of others.

Employees shall maintain the confidentiality of any non-public information learned in the performance of their duties, except when disclosure if authorized or legally mandated.

Anti-Kickback and Ethical Interactions with Health Care Professionals

The Federal Anti-Kickback Statute prohibits the offering of funding or the provision of any other items of value with the intent to induce or reward the use of healthcare products that are reimbursed by federal healthcare programs. Such practices may result in felony conviction punishable by fines and imprisonment.

The Company is committed to maintaining ethical interactions with individuals or entities involved in the provision of health care services and/or items to patients, or with or entities which purchase, lease, recommend, use, arrange for the purchase or lease of, or prescribe Company products (“Health Care Professionals” or “HCPs”). Collaboration between HCPs and the Company is important for promoting the advancement of Company technologies, the safe and effective use of Company products, encouraging bona fide research and education, and fostering charitable giving.

However, as interactions with HCPs are governed by laws, such as the federal Anti-kickback Statute and state counterparts, as well as other applicable regulations and government guidance (“Applicable Laws”), Company employees must ensure that all interactions with HCPs are in full compliance with applicable laws and ethical business practices. Accordingly, the Company has adopted the AdvaMed Code of Ethics on Interactions with Health Care Professionals (“AdvaMed Code”) to ensure compliance by Company employees and agents.

OUR COMMITMENT

TO OUR CUSTOMERS AND SUPPLIERS

For any questions concerning interactions with HCPs contact the Company’s Chief Compliance Officer at compliance@cryolife.com. Maintaining compliance with applicable laws and regulations helps to ensure that decisions made regarding our products are with the best interests of the patients in mind.

CryoLife complies with the Physician Payment Sunshine Act that is part of the Patient Protection and Affordable Care Act of 2009 (H.R. 3590, section 6002) which was signed into law on March 23, 2010. In addition, certain states such as Massachusetts and Nevada have enacted specific laws to promote transparency in industry collaboration with HCPs. This Code also incorporates compliance with such state laws by reference.

Finally, providing gifts to HCPs is prohibited under the AdvaMed Code of Ethics on Interactions with HCPs, which CryoLife adopted into practice and incorporated into the relevant policy. For any questions related to this matter, please contact the Chief Compliance Officer at compliance@cryolife.com.

Link to AdvaMed website

OUR COMMITMENT

TO OUR CUSTOMERS AND SUPPLIERS

We must maintain the trust of our Company owners

Conflicts of Interest

Each employee has a duty to avoid not just an actual conflict of interest but even the appearance of a conflict of interest. As a standard business practice, conflict of interest disclosures are made at the time of hire and employees are expected to update them as applicable.

A conflict of interest exists when our personal or outside interests interfere in any way with the interests of the Company. A conflict situation can arise if an employee, officer or director (or a family member) takes actions that make it difficult for him or her to perform duties objectively and in the best interests of the Company, as well as if he or she receives improper personal benefits from those actions.

Q: For several years, I have managed the relationship with a sales representative of a CryoLife supplier. During this time we have become friends and occasionally meet for dinner outside of work to catch up with one another. We rarely discuss business unless something out of the ordinary if going on. Do I need to notify anyone of this relationship?

A: Yes. The relationship could create a conflict of interest and should be disclosed to your immediate supervisor. By being transparent about the relationship, it can be reviewed to determine if any changes are necessary.

OUR COMMITMENT

TO OUR CUSTOMERS AND SUPPLIERS

Conflicts of interest can take many forms, not all of which can be addressed by this Code. The following are examples of conflicts of interest and must be avoided:

•	Holding a substantial equity, debt or other financial interest in suppliers, customers or competitors;
•	Buying or selling securities of any other company using non-public information obtained in the performance of your employment duties or providing such information to others;
•	Outside consulting or employment relationships that conflict with your obligations to CryoLife;
•	Outside business activity that is competitive with any Company business; or
•

Service on a board of directors of any customer, supplier or competitor, except when such service is known to the Company and approved in advance by the Chief Compliance Officer, or in the case of the Chief Compliance Officer, by the CEO.

OUR COMMITMENT

TO OUR CUSTOMERS AND SUPPLIERS

Securities Laws & Regulations, and Insider Information

CryoLife is committed to achieving compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices.

Company policy forbids unauthorized disclosure of material non-public information about the Company or the companies it deals with, and both Company policy and the law forbid profiting from material non-public information relating to the Company or the companies with whom we do business.

Material information includes any information that a reasonable investor is likely to consider important in determining whether to buy, sell or hold securities. Examples include:

•	Internal financial information;
•	Commencement of a new business or development or approval of a new product or technological breakthrough; or
•	Contemplated acquisition of another company or disposition of an existing business to another company.

Information is considered non-public if it has not been disseminated in a manner making it available to investors, such as disclosure in the Company’s quarterly conference calls with investors or periodic reports to its stockholders, inclusion in a press release or widely reported in the media, and investors have a reasonable period to react to the information.

OUR COMMITMENT

TO OUR CUSTOMERS AND SUPPLIERS

Accordingly, an employee who knows material information about CryoLife or the companies it deals with that has not been disclosed to the public must keep such information confidential. It is a violation of United States law to purchase or sell securities on the basis of such important non-public information. Employees may not do so and may not provide such information to others for that or any purpose.

Employees uncertain about the rules on buying or selling Company securities, or securities of companies familiar to them as Company employees, should consult the Company’s General Counsel before making any purchases or sales.

Link to Insider Trading Policy

Q: I have an urgent need for cash and want to sell my CryoLife stock. But I’m nervous about doing that now because I’m aware of a big event happening within our Company that is not public information.

A: Contact the Chief Compliance Officer for guidance.

OUR COMMITMENT

TO OUR CUSTOMERS AND SUPPLIERS

Antitrust, Fair Pricing, & Fair Dealing

Antitrust laws are designed to maintain a free, open and competitive marketplace. Under these laws, competitors compete fairly and do no engage in activities or negotiations that would obstruct competition. No employee of CryoLife shall engage in anti-competitive conduct in violation of any antitrust or competition law.

We have made a commitment to deal lawfully with all our actual or potential customers, suppliers and other business partners. We never misrepresent the quality, features or availability of our products or services. Moreover, no employee shall take unfair advantage of any customer, supplier, competitor or other person through manipulation, concealment, misrepresentation of material facts or other unfair-dealing practice.

Accordingly, it is Company practice that employees must not discuss pricing, bids, advertising, territories, customers, etc. with competitors or attend/participate in any meeting where such matters are discussed.

OUR COMMITMENT

TO OUR CUSTOMERS AND SUPPLIERS

Employees should avoid the following prohibited conduct:

•	Any collaborative action with a competitor without prior advice from CryoLife’s General Counsel;
•	Agreements or understandings with competitors, either directly or through others, to fix prices, divide customers or allocate territories, or restrict sales;
•	Exchange of pricing or other proprietary information with competitors;
•	Illegal tying, illegal price discrimination, or refusal to deal; and
•	Any action that could have an improper anti-competitive effect.

OUR COMMITMENT

TO THE PUBLIC

Anti-Corruption

The Company strives to maintain the highest ethical and legal standards. We understand and comply with the public sector contracting and procurement laws, such as the Foreign Corrupt Practices Act (FCPA) and other international laws where the Company conducts business. This includes any payments to health care professionals, who in many foreign countries are considered public officials as a result of their employment or reimbursement by a publicly funded health system or insurance company.

•

Our Company prohibits direct or indirect payment of any funds, or the providing of any gift or financial benefit, to any foreign government official, officials of public international organizations, candidates for foreign political office, party official or representatives of a government official, candidate or political party, or to any other person with the knowledge that the payment, gift or financial benefit will be offered, given or promised to any such person.

•

It is not acceptable to offer or accept any gifts, gratuities or entertainment to or from an official of any domestic or international government without the express written permission of the Chief Compliance Officer.

OUR COMMITMENT

TO THE PUBLIC

•	It is against Company policy to request reimbursement for any partisan political contributions.
•	The provision or acceptance of entertainment or other recreational activities could implicate liability for employees and the Company under applicable anti-bribery and anti-corruption laws.

Please consult with the Chief Compliance Officer if you have any questions regarding these matters.

Link to FCPA Policy

OUR COMMITMENT

TO THE PUBLIC

Respect for the Environment

CryoLife is committed to conducting our business in an environmentally sound manner. We follow laws and regulations regarding the handling, storage, use and disposal of hazardous materials and infectious wastes.

External Communications

As a highly regulated and publicly held company, it is important to govern messaging and communication to external audiences such as financial, medical, government, customers and other public audiences.  We are committed to delivering accurate and reliable information to these audiences.

It is imperative that one person speaks for the Company to deliver an appropriate message and to avoid giving misinformation in any media inquiry.  Further, the company strives to anticipate and manage crisis situations in order to reduce disruption to our employees and to maintain our reputation as a high quality company. To best serve these objectives, the company will respond to the news media in a timely and professional manner only through the designated spokespersons.  In response to media or government agency inquiries, employees should respond that they are not authorized to comment on behalf of CryoLife, and that the designated company spokesperson will respond to their inquiry.  The CEO and CFO are the designated spokespersons for CryoLife.

OUR COMMITMENT

TO THE PUBLIC

ADMINISTRATION OF THE CODE

Code of Conduct Issuance of & Amendments

The Company’s Chief Compliance Officer is responsible for approving and issuing the Code. It is reviewed periodically by the Chief Compliance Officer, as revisions may be required due to legal or regulatory changes, changes in the business or business environment.

Certification

All employees, managers, directors and officers are required to certify that they have read, understand and are in compliance with and will continue to comply with this Code. Employees are required to certify that they have read, understand and are in compliance with the Code of Conduct annually. Under no circumstances does your failure to read the Code, sign and acknowledge or certify online exempt you from your obligation to comply with this Code.

ADMINISTRATION OF THE CODE

Request for Waivers

While some standards in the Code of Conduct require strict application (and exceptions and waivers are not allowed), other do allow for waivers. For example, minor conflicts of interest may be resolved by disclosing the conflict to all interested parties.

Any waiver of the Code of Conduct for directors and officers may be made only by the Board of Directors and must be promptly disclosed to shareholders of the Company through the Company’s website. Employees, who are not officers and believe they merit a waiver, should first contact their supervisor. If the supervisor agrees that a waiver is warranted, the supervisor may forward a request for a waiver to the Chief Compliance Officer, where the request will be reviewed and either approved or denied.

I understand that, as a CryoLife employee, I must embrace our Code of Conduct. These principles support and promote our way of doing business and protect our employees, business relationships, financial integrity, patients and shareholder value. As a condition of my employment with CryoLife, I agree to abide by these important and sustaining rules of conduct and confirm as follows

I Understand and Endorse the Code of Conduct and Related Policies

It is my responsibility to be familiar with the CryoLife Code of Conduct and related policies and procedures and to understand my obligations as outlined in this document.

I acknowledge that I have received a copy of this Code, read and understood  it and therefore, am agreeing to this Code without limitation. I also understand that I have the responsibility to periodically review and comply with other CryoLife policies and procedures that apply to my job responsibilities at CryoLife. I confirm that I have access to these documents through the Company intranet or controlled documentation system, and, if I would like a hard copy, I know that I can ask Human Resources for one.

I Have an Obligation to Report Violations

I agree to report any actual or suspected violations of the Code, policies, laws and/or regulations of any jurisdiction. I will become aware of the various reporting mechanisms that are available to me to report issues. I understand that the Compliance Hotline is a safe and confidential way to report these violations.

I know that I can contact the Compliance Hotline at 1-800-000-0000 or www._________.com. I also understand that employees who report violations in good faith will be protected against any retaliation. I further understand that CryoLife will use the Compliance Hotline in accordance with applicable local laws.

I Understand and Accept the Consequences of Violating these Principles

I understand that a violation of the policies and ethical standards outlined in the Code or related policies will subject me to disciplinary action up to and including termination. The Code does not, and is not intended to, confer any rights or benefits of employment, or constitute an assurance of continued employment or a change in employment status.

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Q: I have just hired an employee from a competitor. May I ask the employee to divulge confidential information about his former employer?

A: No. It often a legal violation to obtain confidential information about an employee’s former employer. Please contact the Chief Compliance Officer for additional guidance.

Q: How do I know whether I am aware of “material” nonpublic information about the Company?

A: Information is material if it is important to an investor making a business decision about buying or selling the company’s stock. This information includes financial performance results, business acquisitions or sales, senior management changes, government investigations, changes in significant customers and product recalls. If you are unsure whether you have material information, refrain from trading and consult your manager or the Chief Compliance Officer.

Link to Insider Trading Policy

Q: A surgeon told me that a distributor who sells our products has invited the surgeon to be their guest for a golf weekend at a resort location. The surgeon is asking whether the invitation is appropriate because it came from our distributor, not from CryoLife.

A: Distributors, sales agents and other third parties that act on behalf of CryoLife may not engage in activities that would be prohibited if they were performed by an employee of CryoLife directly. You should immediately inform your manager or the Chief Compliance Officer about what you have learned concerning the distributor’s conduct.

Q: May I hire my brother to do some contract work for the Company if his rates are the best available?

A: No. The Company generally prohibits business dealings with employees’ family members. Regardless of your brother’s rates, the Company will not hire him to perform services under a contract if he will be working under your supervision or if you have any influence over the decision to employ him.

Q: I just received a call from a government agency requesting information on one of our customers. Should I provide the requested information?

A: The Legal department is the designated responsible party to respond to any agency requests. Please direct all such requests to the Legal department.

Q: One of the surgeons I have had interactions with regarding our product design sent me an image of one of our products, but it had confidential patient information on it that is not necessary for me to know. Can I just save it and black out the patient information?

A: No. You must delete the file and ask the doctor to re-send a file with the confidential information already removed. Remind the individual that we must not have any access to individual patient identifying information in these files, documents or other information received that is not necessary for our job responsibilities.

Q: What should I do if I am attending a trade association meeting and hear several competitors discussing pricing strategy?

A: Do not participate in the conversation. Immediately excuse yourself from the meeting and promptly contact the Company’s Compliance Hotline. In the United States and in many other countries, discussing these types of matters with competitors may be viewed as price-fixing and can lead to jail sentences, fines and large damage awards.

Q: What should I do if I come across an internet chat room that is discussing certain information I believe to be proprietary to the Company?

A: Immediately refer the matter to the Company’s Chief Compliance Officer. Each employee is responsible for protecting the proprietary information of the Company.

Q: A competitor is constantly making misleading and disparaging comparisons with our product. What can I do to counter this?

A: The Company expects its employees to compete vigorously and effectively but never unfairly. Therefore, you must make sure that any comparisons with the competition are fair and accurate. You should also contact the Chief Compliance Officer since certain legal remedies may be available to the Company.

Q: Over the past year, I have been working very closely with one of our top vendors. During the holiday season, I received a beautiful fruit basket from the vendor. What should I do?

A: Accept the gift graciously, but politely advise the vendor of the Company’s policy. In the event the gift had been of substantial value (greater than $50.00), report the gift to the Company’s Chief Compliance Officer. You may be required to return the gift or if it is impractical to return the gift, you should turn the gift over to the Company for charitable or other lawful uses.

Q: I am good friends with Susan, a representative at ABC Company. Susan told me that ABC Company just landed a big contract with CryoLife. Although an official announcement has not been made, may I purchase shares of ABC Company?

A: No. This could be considered trading on the basis of material, non-public information and a violation of Company policy, as well as federal securities laws.

Q: My team is behind on schedule on finishing a project and the Company is depending on us to meet the deadline. We’ve found ways to achieve the goal by skipping a couple of safety procedures. As long as we are careful, is it OK to speed up the process to meet the deadline?

A: No. Safety procedures are in place to keep you safe and to protect the integrity of our products and the health of those who use them. Skipping safety procedures is not allowed. Meet with your manager to develop a plan that gets the work done safely.